Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

LINN Energy
NASDAQ:LINE NASDAQ:LNCO
Your Vote is Important!
Please take a moment of your time and vote your units today.
Thank You for Your Support! We appreciate your confidence in us!
Questions or Help Voting,
please call Laurel Hill Advisory Group 888-742-1305
To contact LINN Energy directly,
email us at ir@linnenergy.com
visit us at www.linnenergy.com
a different kind of oil & natural gas company
LINN Energy
LINNCO
NASDAQ:LINE NASDAQ:LNCO
More information about LINN Energy is available at www.linnenergy.com.
More information about LinnCo is available at www.linnco.com.

LINN ENERGY, LLC
JPMORGAN CHASE TOWER 600 TRAVIS, SUITE 5100 HOUSTON, TX 77002
VOTE BY INTERNET—www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.
ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.
VOTE BY PHONE—1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
VOTE IN PERSON
Many unitholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these units.
TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
M64232-P44820 KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
LINN ENERGY, LLC For Withhold For All To withhold authority to vote for any individual All All Except nominee(s), mark “For All Except” and write the
The Board of Directors recommends you vote FOR proposals number(s) of the nominee(s) on the line below.
1, 2, 3, 4 and 5.
1. Approval of the election of each of the six nominees for the !!!
Board of Directors of Linn Energy, LLC (“LINN”).
Nominees:
01) George A. Alcorn 04) Michael C. Linn 02) David D. Dunlap 05) Joseph P. McCoy 03) Mark E. Ellis 06) Jeffrey C. Swoveland
For Against Abstain For Against Abstain
2. Ratification of the selection of KPMG LLP as independent
4. Approval of an amendment and restatement of the public accountant for LINN for 2013. ! !! ! !!
Linn Energy, LLC Amended and Restated Long-Term Incentive Plan (the “LTIP”), which increases the total number of LINN
3. Approval of the issuance of LINN units to LinnCo, LLC (“LinnCo”) units authorized to be issued under the LTIP from 12,200,000 in exchange for the contribution of Berry Petroleum Company units to 21,000,000 units.
(“Berry”) to LINN pursuant to the transactions contemplated by the Agreement and Plan of Merger, dated as of February 20, 2013, as amended by Amendment No. 1 to Agreement and Plan of !! 5. Approval of any adjournment of the LINN annual ! ! Merger, dated as of November 3, 2013, and Amendment No. 2 to meeting, if necessary or appropriate, to solicit additional Agreement and Plan of Merger, dated as of November 13, 2013, proxies in favor of all of the proposals voted on by the by and among Berry, Bacchus HoldCo, Inc., a direct wholly owned LINN unitholders at the LINN annual meeting. subsidiary of Berry (“HoldCo”), Bacchus Merger Sub, Inc., a direct wholly owned subsidiary of HoldCo, LinnCo, Linn Acquisition NOTE: I hereby revoke any proxy or proxies previously given to Company, LLC, a direct wholly owned subsidiary of LinnCo, and represent or vote LINN units that I am entitled to vote, and I ratify and LINN, as such agreement may be amended from time to time confirm all actions that the proxies, their substitutes, or any of them, (the “merger agreement”) and the contribution agreement may lawfully take in accordance with the terms of the proxy card. dated February 20, 2013, as amended by Amendment No. 1 to Contribution Agreement, dated as of November 3, 2013 by and between LinnCo and LINN.
For address change/comments, mark here. ! (see reverse for instructions)
Please indicate if you plan to attend this meeting. ! !
Yes No
Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other ? duciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.
Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice & Joint Proxy Statement/Prospectus are also available at www.proxyvote.com.
M64233-P44820
LINN ENERGY, LLC
PROXY FOR ANNUAL MEETING OF UNITHOLDERS DECEMBER 16, 2013 11:00 AM
THIS PROXY IS SOLICITED ON BEHALF OF THE LINN ENERGY, LLC BOARD OF DIRECTORS
The undersigned appoints Mark E. Ellis and Candice J. Wells, and each of them, as proxies with power of substitution in each, to represent the undersigned and to vote all the units of Linn Energy, LLC (“LINN”) that the undersigned may be entitled to vote at the Annual Meeting to be held in Houston, Texas on December 16, 2013 in the manner shown on this form as to the matters listed on the reverse side and as more particularly described in the Joint Proxy Statement/Prospectus of LinnCo, LLC and LINN dated November 14, 2013.
IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE ON SUCH OTHER MATTERS AS MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, INCLUDING, AMONG OTHER THINGS, CONSIDERATION OF A MOTION TO ADJOURN THE MEETING FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES. PLEASE MARK THIS PROXY AS INDICATED ON THE REVERSE SIDE TO VOTE ON ANY ITEM. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED ON THE REVERSE SIDE, OR IF NO SUCH DIRECTION IS INDICATED ON THE REVERSE SIDE, IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS ON EACH PROPOSAL.
Address Change/Comments:
(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)
Continued and to be signed on reverse side

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LINN and LinnCo have filed with the SEC a registration statement on Form S-4 (Registration No. 333-187484) that includes a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LINN and LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com or by contacting Berry’s Investor Relations department at (303) 999-4071 or via email at ir@bry.com.

Participants in the Solicitation

Berry, LINN and LinnCo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LINN’s and LinnCo’s respective directors and executive officers is available in the Registration Statement on Form S-4 related to the merger. Information about Berry’s directors and executive officers is available in Berry’s Form 10-K/A for the year ended December 31, 2012 dated April 30, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements, which are all statements other than statements of historical facts. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated. Important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this document are made only as of the date hereof. None of LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.